Exhibit 99.1

Sinovac Announces $9.75 Million Private Placement

Beijing – January 23, 2008 – Sinovac Biotech Ltd. (Amex: SVA), a leading provider of vaccines in China, today announced that it entered into a securities purchase agreement in connection with a private placement to an institutional accredited investor and, subject to standard closing conditions, will receive approximately $9.75 million in gross proceeds from the sale of 2,500,000 shares of its common stock at a purchase price of $3.90 per share, the last closing price prior to signing of SVA common stock on the American Stock Exchange.

The securities sold in the private placement have not been registered under the Securities Act of 1933, as amended, or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive™ (hepatitis A), Bilive™ (combined hepatitis A and B) and Anflu™ (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, and Japanese encephalitis. Additional information about Sinovac is available on its website, http://www.sinovac.com. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact Information: Helen G. Yang Sinovac Biotech Ltd. Phone: +86-10-82890088 Ext. 871 Fax: +86-10-62966910 Email: info@sinovac.com	Investors/Media: Stephanie Carrington/Janine McCargo The Ruth Group (646) 536-7017/7033 scarrington@theruthgroup.com jmccargo@theruthgroup.com